SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

16 December, 2013

The Government of the Sultanate of Oman gives the go- ahead to

BP for the Khazzan Project

The Government of the Sultanate of Oman and BP have today signed a gas sales agreement and an amended production sharing agreement for the development of the Khazzan field, with BP as operator.

The full field development will involve a drilling programme of around 300 wells over 15 years to deliver plateau production of one billion cubic feet (28.3 million cubic metres) of gas per day and 25,000 barrels per day of gas condensate. This volume is equivalent to around a third of Oman's total daily domestic gas supply and will make a significant contribution to ensuring continuing stable supplies from domestic sources. The total investment in the full field development is around $16 billion, which includes the investment made to date in the appraisal of the resource and early well test programme.

The Khazzan project represents the firstphase in the development of one of the Middle East region's largest unconventional tight gas accumulations, which has the potential to be a major new source of gas supply for Oman over many decades.

His Excellency Dr Mohammed Al Rumhy, Minister of Oil and Gas of the Sultanate of Oman, said: "Today's signing is an important step in the Sultanate of Oman's plans to meet growing demand for energy over the coming decades and to contribute to economic development in Oman. The Khazzan project is the largest new upstream project in Oman and a pioneering development in the region in unlocking technically challenging tight gas through technology."

HE Al Rumhy added: "As well as providing additional energy supply for Oman, the Khazzan project will generate wider direct benefit with the development of Omani employees and delivering in country value through the development of the local supply chain."

Bob Dudley, BP Group Chief Executive, said: "We are very pleased to be going ahead with this major project, which is very important for both Oman and for BP. This enables BP to bring to Oman the experience it has built up in tight gas production over many decades. This is one more example of BP developing a long term gas supply chain, in this case to bring energy to customers in Oman for decades to come."

David Dalton, President of BP in the Middle East Region, added: "The sanction of the Khazzan project follows an extensive and rigorous appraisal programme. This has given BP and the Government of the Sultanate of Oman confidence in the strength of the project and our ability to deliver long term gas supply to Oman."

Construction work for the Khazzan project, located in the South of Block 61, will begin in 2014, and first gas is expected in late 2017. Gas production is expected to ramp up to plateau in 2018 and in total the project is expected to develop around 7 trillion cubic feet (tcf) of gas, which will require BP to successfully deploy new technologies.

The amended exploration and production sharing agreement and a gas sales agreement extend for an initial 30 years and also provide for the additional appraisal of further gas resources within Block 61, which are expected to be developed in subsequent project phases.

The full field development involves a 15-year drilling programme, with production tied back to a new central processing facility in Block 61 via a 500 kilometre long gathering system.
The Government of the Sultanate of Oman also announced the intent of the state-owned Oman Oil Company Exploration & Production (OOCEP) to participate with a 40 per cent stake in Block 61. Salim Al-Sibani, CEO of OOCEP, noted: "We are delighted to work with BP on this challenging project to supply gas to the country. Unlocking unconventional resource will help to meet Oman's future energy needs. We are very pleased to be part of this exciting journey and to build the required unconventional skills across the upstream sector."

At the same time, BP and Oman Oil Company (OOC) also announced the signing of a non-binding memorandum of understanding (MoU) to develop the world's first acetic acid manufacturing plant using BP's revolutionary new SaaBre™ process, which was first announced in November 2013. The MoU covers joint economic evaluation and a detailed feasibility study for a proposed one million tonne per year acetic acid plant in the Special Economic Zone in Duqm, Oman. Subject to negotiating definitive agreements, it is anticipated to lead to a joint venture investment, with start-up expected in 2019.

Notes to Editors

The Khazzan development follows an extensive appraisal programme that began after BP signed an agreement with the Government in January 2007 for the appraisal and development of Block 61.

Block 61 contains a significant volumes of unconventional gas, distributed across several reservoirs, with estimates of total gas in place of up to 100 trillion cubic feet. This first phase of the Khazzan field development plan will involve drilling around 300 wells, mostly horizontal, using eight drilling rigs over 15 years.

Since 2007, BP has carried out one of its largest-ever onshore seismic surveys covering the 2,800-square-kilometre Block 61 area. BP began appraisal well drilling activities in 2008 and has drilled 11 wells, including three horizontal wells. Owing to the tight nature of rocks in Khazzan reservoirs, the wells need to be hydraulically stimulated to stimulate production and flow gas at target rates.

In March 2011 BP Oman achieved a milestone with the first gas delivery to the government from its extended well test project in Block 61. This successful pilot project has helped to demonstrate the potential of a much larger scale development.
BP has focused on health and safety throughout the appraisal programme and together with its contractors has achieved over 9.8 million man-hours of work without a major safety incident.

BP is preparing for the full field development of Khazzan on a number of fronts, most recently with the launch of its multi-year technicians development programme for Omani nationals that will qualify up to 150 technicians to support the long term operations of the Khazzan Project. BP is also investing in Omani capability development for graduates and mid-career staff. Over 70 per cent of BP's staff in Oman are Omani nationals.

Forward-looking statements - cautionary statement

This press release contains certain forecasts, projections and other forward-looking statements regarding BP's expectations and plans for and the prospects of the Khazzan project, including regarding: BP's expectations as to the number and type of wells to be drilled under the Khazzan project and the expected number of drilling rigs to be used; the expected level of plateau production; the potential for the Khazzan Project to be a major source of gas supply for Oman over many decades; the expected timing of the commencement of construction work, first gas production and the achievement of plateau production; the expected total amount of gas to be developed under the Khazzan Project; expectations regarding the development of further gas resources in Block 61 in subsequent phases; expectations regarding a future joint venture investment to develop an acetic acid manufacturing plant, and the expected timing of start-up thereof; and BP's plans for its technical development program for Omani nationals. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing and receipt of governmental and regulatory approvals; future levels of industry product supply; demand and pricing; the timing and nature of maintenance outages; operational problems; economic and financial conditions generally or in various countries and regions; political stability and economic growth in Oman and other relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions; the development and effective use and maintenance of new technology; the effectiveness and security of our digital infrastructure; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Stock Exchange Announcement for the period ended 30 June 2013 and under "Risk factors" in our Annual Report and Form 20-F 2012 as filed with the US Securities and Exchange Commission.

Cautionary note to US investors - This press release uses terms, such as "super-giant" and "unconventional gas resource", and contains references to non-proved resources and production outlooks based on non-proved resources that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262. This form is available on our website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov.

Further information:

Thuraya Al Taei: BP Oman                                                                           BP London press office
Phone: +968 2468 4151                                                                                   Phone: +44 20 7496 4076
Email:Thuraya.AlTaei@uk.bp.com                                                              Email:bppress@bp.com

Oliver Broad: BP Middle East Region
Phone: + 971 56 616 3928
Email: oliver.broad@uk.bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 16 December, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary